# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prospect Floating Rate & Alternative Income Fund, Inc., CIK 0001521945
CUSIP: 89678V105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 06/06/2025
Filed by CIK 0002009659
Persons authorized to receive notices and communications: Kristin Van Dask, 10 E 40th #42, New York, New York (NY), 10016, 2124480702

## Reporting persons
- John & Daria Barry Foundation (CIK 0002009659): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 6,870,415.39; shared voting power 0; sole dispositive power 6,870,415.39; shared dispositive power 0; aggregate amount beneficially owned 6,870,415.39 (77.2% of the class)
- Barry John F (CIK 0001294357): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO), working capital (WC); sole voting power 6,870,415.39; shared voting power 0; sole dispositive power 6,870,415.39; shared dispositive power 0; aggregate amount beneficially owned 6,870,415.39 (77.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Prospect Floating Rate & Alternative Income Fund, Inc.
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended by adding the following:
Since the filing of the Amendment No. 4 on Schedule 13D/A on March 7, 2025: the Foundation acquired an aggregate of 120,782.31 shares of Common Stock through the Issuer's distribution reinvestment plan.
Item 5 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 8,895,932.58 shares of Class A and Class I Common Stock outstanding as of June 9, 2025, as reported by the Issuer. As of the date hereof, the Foundation directly holds 6,870,415.39 shares of Class A Common Stock. Mr. Barry has sole voting and dispositive power over the shares held by the Foundation.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 8,895,932.58 shares of Class A and Class I Common Stock outstanding as of June 9, 2025, as reported by the Issuer. As of the date hereof, the Foundation directly holds 6,870,415.39 shares of Class A Common Stock. Mr. Barry has sole voting and dispositive power over the shares held by the Foundation.
Transactions in the class effected during the past sixty days:
1. On April 4, 2025, the John F. Barry and the John and Daria Barry Foundation received a dividend of 43,806.73 at a weighted average price per share of $4.61.
2. On May 2, 2025, the John F. Barry and the John and Daria Barry Foundation received a dividend of 44,091.05 at a weighted average price per share of $4.61.
3. On June 6, 2025, the John F. Barry and the John and Daria Barry Foundation received a dividend of 32,884.54 at a weighted average price per share of $4.46.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- John & Daria Barry Foundation: /s/ John F. Barry III, John F. Barry III Trustee (06/09/2025)
- Barry John F: /s/ John F. Barry III, John F. Barry III (06/09/2025)